

November 10, 2014

<u>Via E-Mail</u>
Dr. Augustine Cheung
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, MD 21046

> **Re: Medifocus Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed October 28, 2014**
> **File No. 000-55169**

Dear Dr. Cheung:

We have reviewed your filing and have the following comments.

<u>Explanatory Note</u>

1. Refer to the last sentence added under this caption. Please note that the disclosure you provide must be current and complete to the extent required by the applicable form and law as of the effective date of this registration statement. It is insufficient for you to state simply that this filing "does not reflect any events that may have occurred" after the initial filing, except to the extent the revisions to your disclosure were in response to comments from the staff. Please revise accordingly. In this regard, it appears from your Web site that you have published financial information for the period ended June 30, 2014. We note similar information on the Web site of Canadian securities regulators. Please revise your disclosure to include those financial statements and all related disclosure. See Item 8.A.5 of Form 20-F and Instruction 3 to that item.

<u>Item 5. Operating and Financial Review and Prospects, page 29</u>

2. Please revise your disclosure here consistent with your revisions on page 1 in response to prior comment 1. Given that the disclosure added on page 1 states "[n]otwithstanding the above," it appears intended to apply only to the safe harbor cited on that page, but not here.

<u>Our Approach: The Prolieve Thermodilation System, page 22</u>

3. Please expand your revisions added in response to prior comment 6 to clarify the availability of alternate suppliers of catheters. See Item 4.B.6 of Form 20-F. Also file the agreement with Lake Region Medical as an exhibit, or advise as to why you believe it is not required. See Instruction as to Exhibits 4(b)(ii) of Form 20-F.

<u>Liquidity and Capital Resources, page 39</u>

4.   We note your revisions in response to prior comments 11 and 20. Although you have not yet been declared to be in default under the agreement due to the ongoing negotiations with your lender, it continues to be unclear from your disclosure what are the potential, material consequences, including those related to your liquidity, from your failure to comply with the debt agreement. For example, if the negotiations you mention fail, may the lender seize assets? May all amounts be declared due and payable immediately?

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Tara Harkins at (202) 551-3639 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                                Sincerely,

                                                /s/ Daniel Morris for

                                                Amanda Ravitz
                                                Assistant Director

cc: John D. Callan, Jr.—Harter Secrest & Emery LLP